Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

PowerBank Corporation (Formerly “SolarBank Corporation”)

We consent to the use of our report dated September 30, 2024 on the consolidated financial statements of PowerBank Corporation (the “Entity”), which comprise the consolidated statement of financial position as of June 30, 2024, the related consolidated statement of loss and comprehensive loss, changes in equity and cash flows for the year ended June 30, 2024 and the related notes (collectively the “consolidated financial statements”) which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended June 30, 2025.

/s/ ZH CPA, LLC

Denver, Colorado

October 2, 2025